Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Flight Service Update

Flight Service News

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Honoring 80 years of Flight Attendants at American! This month we begin an 8 month celebration recognizing and honoring 80 years of Flight Attendants at American Airlines. Each month we will raffle off prizes at each base, but in order to win, you must enter by completing a brief online survey. Also, look for information about ongoing celebrations in your @aa.com email and be sure to check out the Flight Service website where we’ve posted a special video to kick off this year’s celebration.

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Check out the latest edition of “Arrivals” – a new joint merger communication for the employees of the new American. You’ll find it in your @aa.com email inbox. To access your inbox, click on the link located in the left column of the Jetnet sign on page or from the Flight Service website. Your sign on is your employee number and Jetnet password. For questions and answers click here. Need help? Go to http://helpdesk.aa.com/email where you can submit a question, search for answers, or chat live with an assistant.

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Trying to keep track of all the great changes we’ve made at American? Well now it’s gotten even easier – simply go to the Flight Service website and click on the “Modernizing American” link found in the Helpful Links box. We’ll keep that page updated with the latest company announcements that are important to flight attendants.

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Changes are coming to FFS items on May 1, 2013. Be sure to take a look at the May Onboard Products Showcase (give it some time to open after clicking on the link) for a great descriptions and pictures of the new FFS items. Also included is an explanation behind the changes to some of our liquor provisioning.

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IPE Business Class procedural changes are here! We’ve heard your feedback and in collaboration with the Food and Beverage group have made some excellent changes to the IPE Business Class Service. Thanks to all of you who submitted your reports, took time to speak to your base leadership, and engaged with our Food and Beverage colleagues while flying trips – your input was invaluable. If you’re getting ready to fly an IPE trip in the Business Class cabin, be sure to take a look at the online briefing prior to your trip to learn more about the changes.

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Care to sign in for your trip using your mobile device? Well now you can! On May 1, 2013 we launched mobileCCI Trip Sign-In (Click to download to your device) for crewmembers. Now you have the option of signing in for your sequence from your mobile device (Apple, Android or F/A tablet). Check out the article on the front of the Flight Service website to discover more.

AA/US News

Note: website links referenced in this section of the FS Update may not be accessible from Company computers.

IAM, TWU agree on how they’ll put together their seniority lists after the US Airways-American Airlines merger—Leaders at the unions representing ground workers at US Airways and American Airlines have agreed on how they’ll merge their seniority lists, according to union documents. That agreement, announced this weekend, would avoid a potentially nasty fight that easily could disrupt the combining of operations of the two airlines. – Dallas Morning News

American Airlines to upgrade fleet with newer, more efficient aircrafts—Tech crew chief Terry Charles of Tulsa signed his name alongside company executives Thursday in Seattle for American Airlines to take possession of a new Boeing 777-300ER, the seventh in its fleet. A day earlier, he walked the floors of a plant in Everett, Wash., where the 777 and next-generation 787 are assembled. On previous visits, he looked over another plant where planes such as the 737 are produced. – Tulsa World

And the world’s top frequent-flier awards go to …—American Airlines’ AAdvantage frequent-flier program and Marriott’s Marriott Rewards took home the coveted “Program of the Year” awards at the 2013 Freddie Awards Thursday evening. – USA Today

American Airlines-branded credit card being developed for post-merger use—American Airlines and US Airways Group Inc. are negotiating with banks including Barclays and Citigroup to provide a branded credit card for the combined carrier. – Tulsa World

American Airlines Seeks $3.25 Billion in New Financing—AMR Corp.‘s (AAMRQ) American Airlines is leveraging the strength of its Latin American network with plans for a $3.25 billion financing secured by its routes and airport assets in the region, ahead of its planned emergence from bankruptcy protection.

American’s international network lags behind that of rival United Continental Holdings Inc. (UAL) and Delta Air Lines Inc. (DAL), except on flights between the U.S. and Latin America, where it’s the market leader. – Wall Street Journal

Interview: US Airways President Scott Kirby—US Airways president Scott Kirby last week during the company’s first-quarter earnings call said the carrier’s Choice Seats product has become “a big revenue line,” on track to garner $100 million in 2013. – Business Travel News

Industry News

Note: website links referenced in this section of the FS Update may not be accessible from Company computers.

Boeing says new battery system ensures 787 safety—Boeing Co.‘s chief engineer for the 787 Dreamliner said Saturday that changes to the lithium-ion battery system are fully sufficient to ensure the aircraft’s safety, although the company has been unable to find the cause of the original battery failures earlier this year that led to groundings of the plane worldwide since mid-January. – AP

LATAM Airlines Expects 787 Flights From June—LATAM Airlines expects to be operating its Boeing 787 Dreamliners again in June, the company said on Monday. The US Federal Aviation Administration gave formal approval last week for a new lithium-ion battery system for the 787, ending a three-month ban and clearing airlines to fly the plane with passengers again. – Airwise

United Orders 30 Regional Jets From Embraer—Brazil’s Embraer has signed an order with United Airlines for 30 E-175 and options for an additional 40 jets, worth USD$2.9 billion at list prices. The order, which will include the 76-seat regional jets for its United Express fleet, reinforces hopes that this year’s lower E-Jet output was just a cyclical ebb for Embraer. – Airwise

UK CAA Tells London Heathrow To Cut Charges—London’s Heathrow Airport must cut the fees it charges airlines to reduce the substantial market power it has built up, the industry’s regulator said on Tuesday, in a move which could lead to lower air fares. – Airwise

United Airlines CEO Jeff Smisek says operations improving—United Airlines says it’s on the way to fixing the reliability problems that have driven away travelers. Now it needs to reliably make money. The airline’s parent company reported a $417 million first-quarter loss on Thursday. CEO Jeff Smisek was disappointed with the financial result, but said the airline is making strides in customer service that will eventually help the bottom line. United is giving customer service training to airport workers and flight attendants worldwide, including those who fly on regional airlines hired by United. – Tulsa World

From seat backs to handbags: How airlines recycle—Running an airline creates an astonishing amount of waste. Food, fuel, and the millions of tons of waste from worn carpets, uniforms and seat cushions adds up. – CNN

Upcoming Events

JFK—Date: Thursday, May 2, 2013

Location: JFK Airport

Category: Healthmatters

Description: Quest screenings help earn rewards towards your Healthmatters’ goal. Sign up for screenings in the JFK conference center, Terminal 8, on May 2, 2013 between 1100 and 1500 to test your weight, height, blood pressure, cholesterol and glucose levels. Walk-in appointments are welcomed but limited.

Date: Monday, May 6-10, 2013

Description: Spring into mAAgic gives you an opportunity to win great vacation packages while helping to make a wish come true… Spring into mAAgic is one of the largest fundraising events for the Something mAAgic Foundation. This year’s Spring into mAAgic will take place through May 10, 2013. Winners will be notified no later than June 30, 2013. All proceeds help fund the wishes and dreams of children with chronic or life-threatening medical conditions at our annual marquee event. Thank you for helping us make mAAgic in the lives of children.

Contact: Danecia Jones

Email: danecia.jones@aa.com

Phone: 817-224-0550

More Info: http://somethingmaagic.org/spring-into-maagic.html

Did you know?

The new screens for the 777-300 IFE system were specifically designed not to swivel making them less prone to breakage, providing a better and more reliable product for our customers. Also, American chose to install a removable handset which many carriers passed on, which allows customers the option of controlling all the IFE functions without having to punch the screen on the seatback in front of them. More information about the 777-300 can be found on the Flight Service website under the Job Resources Link or by clicking here.

Are you getting the Flight Service Update and Jetwire twice? If so, it’s likely you’ve subscribed to those communications via the Flight Service Website. With the roll out of email for all you will now automatically receive communication like the daily Jetwire and the Flight Service Update directly to your inbox. To unsubscribe, or to change the email address you want your subscriptions to go to, just click on “account” at the top of the Flight Service website and make any applicable changes.

The Legal Stuff

Additional Information and Where To Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR expects to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that will include a prospectus of AMR and a proxy statement of US Airways, and US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A. AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF US AIRWAYS ARE URGED TO READ THE PROXY STATEMENT, PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the proxy statement, prospectus and other documents containing important information about AMR and US Airways, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com.

US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its proxy statement for its 2012 annual meeting of stockholders, which was filed with the SEC on April 27, 2012. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K for the fiscal year ended December 31, 2011, which was filed with the SEC on February 15, 2012. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the prospectus and proxy statement and other relevant materials when and if filed with the SEC in connection with the proposed transaction.

Cautionary Statement Regarding Forward-Looking Statements

This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement, proxy statement and prospectus. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law.